KERRY

RECEIVED

2006 MAR 13 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Kerry Group plc**

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

06011603

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

6th March, 2006.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

**Denis Cregan,**
**Deputy Chief Executive,**
**KERRY GROUP PLC**

PROCESSED

MAR 14 2006

THOMSON FINANCIAL

dw 3/13

**Kerry Group plc ("the Company")**

**Block Listing Application**

Application has been made to the Irish Stock Exchange and the UK Listing Authority for admission to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, by way of block listing, of 2 million Ordinary Shares of nominal value €0.125 each. Application has also been made to the Irish Stock Exchange and the London Stock Exchange for the admission of these Ordinary Shares to trading. These Ordinary Shares rank pari passu with each other and with existing Ordinary Shares.

These Ordinary Shares will be issued pursuant to the Kerry Group plc Executive Share Option Scheme.

28 February 2006.